Aviv Healthcare Properties Limited Partnership

Aviv Healthcare Capital Corporation

303 West Madison Street, Suite 2400

Chicago, IL 60606

December 13, 2013

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Re:	Aviv Healthcare Properties Limited Partnership
Aviv Healthcare Capital Corporation
Registration Statement on Form S-4 (Registration No. 333-192013)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aviv Healthcare Properties Limited Partnership and Aviv Healthcare Capital Corporation (together, the “Issuers”) hereby respectfully request that the effective date of the Registration Statement on Form S-4 of the Issuers (Registration No. 333-192013), as amended by Amendment No. 1 thereto (the “Registration Statement”), be accelerated to Tuesday, December 17, 2013 at 4:00 p.m. (Eastern time) or as soon thereafter as may be practicable.

The Issuers acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Luke Valentino at (312) 853-7696.

Very truly yours,

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

By:	Aviv REIT, Inc., its general partner

By:	/s/ Craig M. Bernfield
Name:	Craig M. Bernfield
Title:	Chief Executive Officer

AVIV HEALTHCARE CAPITAL CORPORATION

By:	/s/ Craig M. Bernfield
Name:	Craig M. Bernfield
Title:	Chief Executive Officer

Acceleration Request Letter